Exhibit 99.1
Media Contacts:
Amir Philips, CEO, Optibase Ltd.
011-972-73-7073-700
info@optibase-holdings.com

Investor Relations Contact:
Marybeth Csaby, for Optibase
+1- 917-664-3055
Marybeth.Csaby@gmail.com

OPTIBASE LTD. ANNOUNCES THE SALE OF ITS GERMAN
COMMERCIAL PROPERTIES PORTFOLIO

HERZLIYA, Israel, February 11, 2020 – Optibase Ltd. (NASDAQ: OBAS), or Optibase, today announced that its wholly owned European subsidiary, Optibase Bavaria GmbH & Co. KG, had entered into a definitive agreement with an unrelated third party buyer, to sell its retail portfolio in Germany comprised of twenty-seven (27) separate commercial properties, located in Bavaria, Germany, for an aggregate cash consideration of EUR 35 million (app. $38.9).

The closing of the transaction is subject, among other things, to customary conditions, including (i) the waiver of a right of first refusal by the main tenant; and (ii) the waiver by the local municipalities of their right of first refusal on each of the properties. The exercise of the right of first refusal in regard to certain properties, will not affect the closing of the transaction with respect to the other properties.

The closing will be conducted in tranches with respect to certain groups of properties and is expected to occur over the course of first and second quarters of 2020.

Optibase expects to generate capital gains, net of expenses, from the above transaction of approximately EUR 6 million (app. $6.7).

Commenting on the transaction, CEO of Optibase, Amir Philips, said, “We are very pleased to engage in this transaction. This sale allows Optibase to both achieve compelling returns for our investors and generate significant liquidity, which among other uses, will help accelerate our ongoing activities”.

About Optibase
Optibase invests in the fixed-income real estate field and currently holds properties and beneficial interest in real-estate assets and projects in Switzerland, Germany, Texas, Philadelphia, PA, Miami, FL, and in Chicago, IL, USA and is currently looking for additional real estate investment opportunities. Optibase was previously engaged in the field of digital video technologies until the sale of its video solutions business to Optibase Technologies Ltd., a wholly owned subsidiary of VITEC Multimedia in July 2010. For further information, please visit www.optibase-holdings.com.

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management's current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, difficulties in finding suitable real-estate properties for investment, availability of financing for the acquisition of real-estate, difficulties in leasing of real-estate properties, insolvency of tenants, difficulties in the disposition of real-estate projects, risk relating to collaborative arrangements with our partners relating to our real-estate properties, risks relating to the full consummation of the transaction for the sale of our video solutions business, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this press release, please refer to Optibase's most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.